ANNUAL INFORMATION FORM

FOR THE YEAR ENDING FEBRUARY 28, 2005

DATED MAY 27, 2005

TABLE OF CONTENTS

Page
GLOSSARY TERMS
ITEM I – CORPORATE STRUCTURE
1.1 NAME AND INCORPORATION.
1.2 INTERCORPORATED RELATIONSHIPS.
ITEM II – GENERAL DEVELOPMENT OF THE BUSINESS
2.1 THREE-YEAR HISTORY.
2.2 SIGNIFICANT ACQUISITIONS AND SIGNIFICANT DISPOSITIONS
ITEM III – DESCRIPTION OF THE BUSINESS
3.1 THE ÉLÉONORE PROPERTY
3.2 THE COULON PROPERTY
3.3 THE CORVET EST PROPERTY
3.4 LAC EADE PROPERTY
3.5. MEGATEM AND MEGATEM III PROPERTIES
ITEM IV – DIVIDEND
ITEM V – CAPITAL STRUCTURE
ITEM VI – STOCK MARKET FOR THE TRADING OF SHARES
ITEM VII – ESCROWED SECURITIES
ITEM VIII – RISKS FACTORS
8.1 INDUSTRY CONDITIONS
8.2 REGULATORY MATTERS
8.3 PERMITS, LICENCES AND APPROVALS
8.4 TITLE TO PROPERTY
8.5 COMPETITION
8.6 ADDITIONAL FUNDING
8.7 DEPENDENCE ON MANAGEMENT
8.8 CONFLICTS OF INTEREST
8.9 COMMERCIALIZATION
8.10 UNINSURED HAZARDS
8.11 LAND CLAIMS
ITEM IX – DIRECTORS AND OFFICERS
9.1 BIOGRAPHICAL NOTES
9.2 VOTING SHARES HELD BY DIRECTORS AND OFFICERS
ITEM X – PROMOTERS
ITEM XI – AUDIT COMMITTEE INFORMATION
11.1 THE AUDIT COMMITTEE CHARTER
11.2 COMPOSITION OF THE AUDIT COMMITTEE
11.3 RELEVANT EDUCATION EXPERIENCE
11.4 EXTERNAL AUDITOR SERVICE FEES
ITEM XII – LITIGATION	III 1 1 1 1 1 2 3 3 7 11 14 17 19 19 20 20 21 21 21 22 22 22 22 23 23 23 23 23 23 24 25 25 26 26 26 26 26 26
ITEM XIII – INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS ITEM XIV – REGISTRAR AND TRANSFER AGENT ITEM XV – MATERIAL CONTRACTS ITEM XVI – ADDITIONAL INFORMATION	27 27 27 27

GLOSSARY TERMS
The following is a glossary of terms used in this annual information form.

Term	Description
"Ag"	Chemical symbol for silver.
"allochthonous"	Originating elsewhere; not native to a place.
"alteration"	Any change in the mineralogic composition of a rock that is brought about by physical or chemical means.
"amphibolite facies"	Said of metamorphic rocks formed under moderate to high pressure and temperatures of 450 to 700 degrees C.
"anomaly"	Geochemical and geophysical data, which deviates from regularity.
"anorthosite"	Igneous rock, made up almost entirely of plagioclase feldspar.
"apatite"	Any of a group of minerals consisting essentially of calcium phosphate and usually containing fluorine, chlorine, or hydroxyl or carbonate ions.
"Archean"	Oldest rocks of the Precambrian Era, older than about 2,400 million years.
"arsenic"	Mineral with the chemical symbol As. Naative element occurring in grey masses.
"arsenopyrite"	Iron-arsenic sulphide, FeAsS.
"As"	Chemical symbol for the mineral arsenic.
"assay"	Analysis to determine the presence, absence or quantity of one or more chemical components.
"Au"	Chemical symbol for the metallic element gold.
"auriferous"	Containing gold.
"basalt"	Dark coloured, fine-grained usually extrusive igneous rock (volcanic) composed mainly of feldspar and pyroxene.
"base metal"

Metal, such as copper, lead, nickel, zinc or cobalt, of comparatively low value and relatively inferior in certain properties (such as resistance to corrosion) compared to noble metals such as gold, silver or platinum.

"basement"	Igneous and metamorphic crust of the earth, underlying sedimentary rocks.
"basic"	Igneous rock having relatively low silica content.
"biotite"	Generally dark coloured iron, magnesium and potassium rich mica.
"block"	Regional geological unit containing rocks of similar age.
"Br"	Chemical symbol for the element bromine.
"breccia"	Rock fragmented into angular components.
"Cambrian"	Designating or at the first period in the Paleozoic Era (about 600 million years ago).
"carbonate"	Rock composed principally of calcium carbonate (CaCO3).
"channel sampling"	Gathering a sample by cutting a channel a few centimetres wide and more than one-half centimetre deep along a surface.
"chlorite"	A green platy iron-magnesium rich metamorphic mineral.
"Co"	Chemical symbol for the metallic element cobalt.
"Coeval"	Of the same age or period; contemporary.
"conductor"	Geophysical characteristic by which an electric current can be generated through an electrical charge or an electromagnetic field.
"conglomerate"	Coarse-grained sedimentary rock composed of fragments greater than 2 millimetres (pebbles, cobbles, boulders).
"copper"	Metallic element with the chemical symbol Cu.
"country"	Rock enclosing a mineral deposit.
"Cs"	Chemical symbol for the element cesium.
"Cu"	Chemical symbol for the metallic element copper.
"cumulates"	Any igneous rocks formed by the accumulation of crystals setting out of a magma.
"décollement"	Folding or faulting of sedimentary beds by sliding over the underlying rock.
"diamond (drill) hole"	A method of obtaining a cylindrical core of rock by drill with a diamond set or diamond impregnated bit.
"dome"	Uplift or anticline structure, either circular or elliptical in outline, in which the rocks dip gently away in all directions.
"dyke"	Tabular body of igneous rock crosscutting the host strata at a high angle.
"EM"	Electromagnetic.
"extrusive"	Pertaining to igneous rocks ejected at the surface of the earth.
"facies"	Characteristics of a rock body or part of a rock body that differentiate it from others as in appearance, composition, etc.
"fault"	A fracture in a rock along which there has been relative movement either vertically or horizontally.
"Fe"	Chemical symbol for the metallic element iron.
"feldspar"	A group of common aluminosilicate minerals.
"feldspathic"	Containing feldspar as a principal ingredient.
"felsic"	Igneous rock composed principally of feldspars and quartz.
"fold"	Bend in strata or any planar structure.
"foliation"	Splitting into leaf like layers: said of certain minerals.
"formation"	Body of rock identified by lithological characteristics and stratigraphic position.
"fragmental"	Designating or of rocks formed of the fragments of older rocks; clastic.
"g/t"	Grams per tonne.
"gabbro"	Coarse grained mafic intrusive rock composed mainly of plagioclase and pyroxene.
"gabbronorite"	Gabbro containing orthopyroxene and labradorite, a plagioclasic feldspar.
"garnet"	Any of a group of hard silicate minerals having the general formula AsB2(SiO4)3, occurring chiefly as well-formed crystals in metamorphic rocks.
"geochemical survey"	Measure of the abundance of different elements in rock, soil, water etc.
"geochemistry"	Study of variation of chemical elements in rocks or soil.
"geophysics"	Study of the earth by quantitative physical methods.
"gneiss"	Foliated metamorphic rock characterized by alternating bands of light and dark minerals.
"gold"	Metallic element with the chemical symbol Au.
"granite"	Medium to coarse-grained felsic intrusive rock.
"granitoid"	Field term for a coarse-grained felsic rock resembling granite.
"greenstone"	Field term for metamorphosed mafic and ultramafic igneous rocks.
"greenstone belt"	Elongated belts in Archean terrain characterized by major zones of greenstones.
"greywacke"	Dark grey indurated sandstone consisting of poorly sorted grains of quartz, feldspar and rock fragments in a clay matrix.
"group"	A number of contiguous or associated formations having significant lithologic features in common.
"hectare"	Square of 100 metres by 100 metres.
"horizon"	A defined layer within a stratigraphic sequence, which has unique characteristics distinguishing it from the rest of the sequence.
"igneous"	Rock or material, which solidified from molten material.
"ilmenite"	Lustrous black mineral, FeTiO3, an oxide of iron and titanium.
"interbedded"	Having beds lying between other beds with different characteristics.
"intrusive"	Said of an igneous rock that invades older rocks.
"ironstone"	Any rock containing a substantial proportion of iron and commonly applied to an iron-rich surface or near surface cap rock.
"IP (induced polarization)"	The production of change in double-layer density of charge brought about by application of an electric or magnetic field.
"lava"	Fluid rock such as that which issues from a volcano or fissure in the earth's surface.
"lens"

A geologic deposit that is thick in the middle and converges toward the edges, resembling a convex lens; an irregularly shaped formation consisting of a porous, permeable sedimentary deposit surrounded by impermeable rock.

"leucogabbro"	A gabbro lighter in color than a normal gabbro owing to the presence of a larger amount of feldspar than usual.
"leucotroctolite"	Troctolite rich in plagioclase.
"line cutting"	Technique consisting of making corridors of equal spacing on the ground to have a precise reference of the location of a specific area.
"lithogeochemical survey"	Geochemical survey that involves the sampling of rocks.
"mafic"	Descriptive of rocks composed dominantly of magnesium and iron forming silicates.
"magmatic"	Of magma (liquid or molten rock deep in the earth, which on cooling solidifies to produce igneous rock).
"magnetic survey"	Geophysical technique which measures variations in the earth's magnetic field caused by variations in rock type of geological structures.
"magnetite"	Oxide of iron (Fe3O4).
"magnetometry"	Measurement of magnetic forces, especially of the earth's magnetic field.
"massive deposit"	Deposit that contains a very high percentage of a mineral or minerals and usually has an irregular to compact shape.
"MEL"	Mining Exploration License.
"MEP"	Mineral Exploration Permit.
"metallogenic province or region"	Area characterized by a particular assemblage of mineral deposits, or by one or more characteristic-types of mineralization.
"metamorphosed/metamorphic"	A rock that has been altered by physical and chemical processes including heat, pressure, and fluids.
"mineralization"	The concentration of metals and their chemical compounds within a body of rock.
"Mn"	Chemical symbol for the element manganese.
"Mo"	Chemical symbol for the element molybdenum.
"moraine"	Mass of rocks, gravel, sand, clay, etc., carried and deposited directly by a glacier.
"MRNFPQ"	Québec government department of natural resources.
"Ni"	Chemical symbol for the metallic element nickel.
"noble metal"	A metal (such as gold, silver or platinum) relatively superior in resistance to corrosion or oxidation.
"NSR"	Net Smelter Royalty – Royalty based on the actual gold sale price received less the cost of refining at an off-site refinery.
"ore"	Rock containing mineral(s) or metals that can be economically extracted.
"ore body"	A solid and fairly continuous mass of ore.
"orthopyroxene"	A series of pyroxene minerals crystallizing in the orthorhombic system; members include enstatite, bronzite, hypersthene, ferrohypersthene, eulite and orthoferrosilite.
"outcrop"	An exposure of bedrock at the surface.
"oxidation"	Near surface decomposition by exposure to the atmosphere and ground water.
"Paleozoic"	Period of geologic time from 570 - 240 million years ago.
"Pb"	Chemical symbol for the metallic element lead.
"peridotite"	A plutonic rock consisting mainly of mafic minerals including a large proportion of olivine.
"PGE"	Abbreviation for platinum group elements.
"phyric"	A suffix applied to an igneous rock, which is porphyritic.
"plagioclase"	Any of a series of triclinic minerals of the feldspar family, ranging in composition from albite to anorthite and found in many rocks.
"plug"

A vertical pipe-like magmatic body representing the conduit to a former volcanic vent; a crater filling of lava, the surrounding material of which has been removed by erosion; a mass of clay, sand, or other sediment filling the part of a stream channel abandoned by the formation of a cut off.

"plutonic/pluton"	Rocks formed at depth and high pressures.
"PPB"	Part Per Billion.
"Proterozoic"

Geological period approximately 2,400 - 570 million years ago. The Proterozoic is further subdivided into Lower (2,400 - 1,800 million years ago), Middle (1,800 - 1,400 million years ago) and Upper (1,400 - 570 million years ago); Precambrian, especially late Precambrian.

"pyrite"	Iron sulphide (FeS2).
"pyroclastic"	Detrital volcanic materials that have been explosively ejected from a volcanic vent.
"pyroxene"	Any of a group of monoclinic or orthorhombic ferromagnesian minerals that do not contain the hydroxyl radical; they are common in igneous, and some metamorphic, rocks.
"pyroxenite"	A dark-coloured granular igneous rock composed mainly of pyroxene.
"pyrrhotite"	A magnetic iron sulphide material.
"quartzofeldspathic"	Composition of a rock particularly rich in silica (quartz) and feldspar.
"radiometric"	The spontaneous decay of unstable atomic nuclei which gives rise to the emission of radiation.
"rare earth"	Any of the oxides of the rare earth metals (e.g., the lanthanide series).
"reconnaissance"	A general examination or survey of a region with reference to its main features, usually as a preliminary to a more detailed survey.
"REE"	Rare Earth Elements.
"Sb"	Chemical symbol for the metallic element antimony.
"Se"	Chemical symbol for the element selenium.
"sericite"	Fine-grained white mica of similar composition to muscovite.
"shear"	To move as to create a planar zone of deformed rock..
"silicified"	Said of a rock in which the original rock minerals have been replaced by silica.
"siliceous"	Said of a rock rich in silica.
"SOQUEM"	A Québec Crown Corporation.
"stringer"	A very small vein either independent or occurring as a branch of a larger vein; also known as string.
"sulphide"	A group of minerals in which one or more metals are found in combination with sulphide.
"supracrustal rocks"	Rocks that overlie basement rock.
"tectonized"	Rocks and areas affected by a deforming structural event.
"tension gash"	A linear opening in a rock developed under tensile conditions.
"till"

Unsorted and unstratified drift consisting of a heterogeneous mixture of clay, sand, gravel, and boulders which is deposited by and underneath a glacier; also known as boulder clay, glacial till and icelaid drift.

"Tm"	Chemical symbol for the element thulium.
"tonalite"	Quartz diorite; a group of plutonic rocks having the composition of diorite but with large amounts of quartz (greater than 20%); also known as quartz-bearing diorite.
"tonne"	Metric unit of weight equivalent to volume multiplied by specific gravity, equivalent to 1.102 tons.
"traverse"	Line of survey or sampling across a thin section of a geological region.
"trenching"	The act of blasting or digging through overburden/outcrop to attend fresh outcrop for mapping and sampling.
"troctolite"	A gabbro composed principally of calcic plagioclase and olivine, with no pyroxene; also known as forellenstein.
"tuff"	A rock formed of compacted volcanic fragments, generally less than 4 millimetres in diameter.
"U"	Chemical symbol for the metallic element uranium.
"ultramafic"	Descriptive of igneous rock containing virtually no quartz or feldspar and composed mainly of olivine and pyroxene.
"unconformity"	Interruption in the continuity of rock strata in sequential contact, caused by a time break in sedimentation.
"VLF"	Very Low Frequency.
"volcanic"	Descriptive of rocks originating from volcanic activity.
"volcanoclastic"	Pertaining to a clastic rock containing volcanic material without regard to its origin or environment.
"volcanogenic"	Formed by processes directly connected with volcanism.
"volcano-sedimentary"	Type of rock involved simultaneously in a volcanic and a sedimentary activity.
"W"	Chemical symbol for the element tungsten.
"wacke"	Sandstone composed of a mixture of angular and unsorted or poorly sorted fragments of minerals and rocks and an abundant matrix of clay and fine silt.
"Zn"	Chemical symbol for the metallic element zinc.

ITEM I – CORPORATE STRUCTURE

1.1 Name and Incorporation.

Virginia Gold Mines Inc. (the “Corporation” or “Virginia”) is the result of the amalgamation of Exploration Diabior Inc. (“Diabior”) and Virginia Gold Mines Inc. (“Old Virginia”) (collectively the “Predecessor Companies”). Articles of Amalgamation as of June 1, 1996, were issued pursuant to the Canada Business Corporations Act ("CBCA"). Diabior and Old Virginia were both incorporated under the CBCA on February 22, 1984, and October 31, 1986, respectively.

The registered and head office of the Corporation is located at 116, rue St-Pierre, bureau 200, Québec, QC G1K 4A7.

1.2 Intercorporated Relationships.

The Corporation has no subsidiaries.

ITEM II – GENERAL DEVELOPMENT OF THE BUSINESS

The Company’s activities consist mainly in acquisition, exploration, development and eventually exploitation of mining exploration properties. Exploring mining properties was Virginia’s principal business for the past three years. In this regard, the Corporation is called upon to enter into different agreements specific to the mining industry such as the purchase or option to purchase mining exploration properties and joint venture agreements. The Corporation is not currently operating any mines. The Corporation’s strategy is to pursue exploration activities on its properties while favouring new acquisitions in regions sparsely explored. The territory of the Province of Quebec has an exceptional mining potential. This is why the Company has decided to favour exploration in northern Quebec.

2.1 Three-year History.

2.1.1 For the fiscal year June 2004 – February 2005

The Éléonore project became in 2004 the Company’s key project with the discovery of the Roberto zone. During the course of the fiscal year 2004-2005, the Company spent on this project $4,760,762 in exploration expenditures that included geological mapping, sampling and mechanical stripping, geophysical surveys as well as an important diamond-drilling program to test the extensions of the Roberto and Roberto Est zones and other exploration targets. In the following exercise, the Company intends to pursue very actively its exploration work on the property. Work will consist of additional drilling, stripping and geological mapping. A preliminary budget of around $15 million is anticipated to meet the needs of this program.

In June 2004, the Company entered into an agreement with Noranda Inc. on its Coulon project. According to the agreement, Noranda Inc. has the option to earn a 50% interest in the property in return for $8 million in exploration work over the next seven years and payments totalling $250,000. An exploration program, carried out in the summer of 2004, yielded very interesting results and another drill program is planned for the winter of 2005. Noranda already invested nearly $1.3 million in exploration work on this project.

The Company was also very active in 2004-2005 on its Corvet Est property, with exploration expenditures totalling $1,130,233, which mainly covered an important exploration program in the summer of 2004. Despite very good results, the Company slowed down its activities on this project to concentrate on its Éléonore project. Work on the Corvet Est project should resume in the summer of 2005.

2.1.2 For the fiscal year June 2003 – May 2004

One of the most important facts during that period was the discovery of significant polymetallic showings (Cu-Zn-Pb-Ag) on the Coulon project. The Company spent a total of $1,294,938 in exploration work on this project during fiscal 2003-2004, mainly for prospecting, mapping, and sampling and mostly for a diamond-drill program, which identified several polymetallic sulphide lenses.

The Corvet Est project, held 100% by the Company, was also very active. Indeed, the Company spent $666,432 in exploration work, which allowed the definition of a third auriferous corridor within the La Grande belt.

The Company also entered into new agreements during that period, notably with Billiton Resources Canada Inc., to explore in a 50-50 partnership the Gayot Extension area, and through a strategic alliance (50-50) with Cree Gold Exploration Inc., to explore a vast territory of more than 14,000 square kilometres in the Québec Middle-North.

In other respects, Cambior Inc. dropped its option on the La Grande Sud project. Consequently, the Company retains its 100% interest in the property as well as its gold resources of 350,000 ounces.

2.1.3 For the fiscal year June 2002 – May 2003

The most active project during that period was the MegaTEM project, with total exploration expenditures of $892,140. A third agreement called MegaTEM III was signed during that period between the Company and Novicourt Inc. in order to carry out other geophysical surveys, using the MegaTEM technology. The Company will retain a 49% interest in all discoveries ensuing from these new surveys, which cost the Company $465,000 in exploration expenditures.

The Noella project was also very active during that fiscal year, with total exploration expenditures of $702,798. Mechanical stripping allowed the discovery at surface of a vast auriferous mineralized system, which was then tested by shallow drilling. However, drill results were not as interesting as surface results. Consequently, the activity was very limited on the project.

The Poste Lemoyne project, a 50-50 partnership with TGW Corporation, also yielded interesting results since a first reserve calculation was established on the Orfée zone, with 203,483 tonnes (measured and indicated) grading 14.50 g/t Au. To get these results, the Company invested $334,398 during the financial year.

2.2 Significant Acquisitions and Significant Dispositions

There was no significant acquisition or disposition during the course of the last completed financial year.

ITEM III – DESCRIPTION OF THE BUSINESS

The most material properties of the Company are the following:

3.1 The Éléonore Property

3.1.1 Property Description and Location

The Éléonore project is located in the Ell Lake area, to the east of the Opinaca reservoir, approximately 320 km north of the town of Matagami in the James Bay region (UTM Nad 27, Zone 18: 425 000E; 5 836 000N). This property consists of 1,130 map-designated claims totalling 59,124 hectares. These claims are held 100% by Virginia Gold Mines Inc.

3.1.2 Accessibility, Climate, Local Resources, Infrastructure and Physiography

The property is accessible by the James Bay paved road, at kilometre marker 395 where a 60-km, gravelled road gives access to the Opinaca reservoir. A last distance of 35 km by boat leads to the property. The property is also accessible by helicopter or floatplane from the Nemiscau Airport that is located 100 km due south. The area is well known for its extensive hydroelectric complex and associated infrastructure.

The region includes many lakes and rivers. The landscape is rolling with a few hills with an altitude varying between 215 and 300 m above sea level. The area is drained by the Ell Lake, itself part of the Opinaca reservoir. Vegetation is typical of taiga including areas covered by sparse forest and others devoid of trees. Forest fires burnt all the area a few years ago. In some areas bedrock outcrops are absent because of the abundance of quaternary deposits and swamps.

3.1.3 History

The area covered by the Éléonore property is almost unexplored since it has been the object only of a small exploration campaign by Noranda Mines in 1964. A program of shallow drilling followed the discovery of a small copper showing (Lac Ell showing). The property was abandoned because of deceiving results.

3.1.4 Geological Setting

Geological units of the Opinaca reservoir area belong to the La Grande and Opinaca sub-provinces. The limit between those two sub-provinces is not well defined but field observations suggest that the Éléonore property straddles this important geological contact. The area is characterized by a vast batholithic complex essentially composed of synvolcanic (2747-2710 My) and syntectonic (2710-2697 My) intrusions, indicative of a voluminous, long-lived magmatic activity covering a span of 50 My. The area also includes typical Archean greenstone assemblages of the Eastmain Group, essentially composed of volcanic rocks of komatiitic to rhyolitic composition and of various sedimentary rocks. These rocks are overlain by paragneisses of the Opinaca sub-province. Metamorphism ranges from upper green schist to amphibolite level in the greenstone assemblages while higher-grade facies up to granulite level characterize the Opinaca sub-province. Archean-aged ductile deformation affects all the rocks. The regional trend is NE-SW with sub-vertical dipping and obvious folding.

The Éléonore property is centred on a discrete tonalite-diorite intrusion, about 10 km in diameter, at the northern margin of the vast batholithic complex and in the contact zone between the La Grande and Opinaca sub-provinces. The intrusion is bounded by aluminous sediments and conglomerates to the north and south and is in contact with basaltic units and conglomerates to the west. A thin sliver of sediments separates the intrusion from tonalitic gneisses to the east.

The sediments located at the northern edge of the intrusion consist of an assemblage of sandstone/wacke (conglomerate). Sandstone is sometimes fresh looking and shows layering and cross bedding. These sediments are invaded by dioritic dykes and they also appear to be affected by EW-trending folding and faulting. The sediments change gradually to pegmatite-bearing paragneisses to the north suggesting a steep metamorphic gradient.

For more details on the property geology, the reader is referred to the “Technical Report & Recommendations – June 2003 – May 2004 Exploration Program – Éléonore Property, Québec” available on SEDAR (www.sedar.com).

3.1.5 Exploration work and drilling

In 2001, Virginia’s regional reconnaissance work in the area led to evaluate the Ell showing, a former copper showing discovered by Noranda in 1964. This work gave way to the discovery of gold associated with the copper mineralization and the recognition of an Au-Cu-Ag, porphyry-type system. As a result, numerous new showings and a series of mineralized corridors have been outlined within dioritic to tonalitic intrusions. These corridors are characterized by stockworks of veinlets mineralized in chalcopyrite and gold. Sampling of these mineralized corridors has returned values of up to 1.19% Cu, 359 ppb Au, 10.1 g/t Ag over 8 m in channels, and more locally values of up to 2.74% Cu, 19.3 g/t Au in grab samples. Mineralized and partially rounded erratic blocs, found 300 m away from the mineralized corridors, returned values of up to 10.40% Cu. 21.7 g/t Au, and 68 g/t Ag.

A MAG-IP ground survey was carried out in the winter of 2002 in the area of the main showing while additional prospecting and mapping work was completed in the summer of 2002. Several new Au-Cu-Ag occurrences were outlined in the dioritic intrusion thus increasing the known extent of the mineralized system by another 2 km to the northeast. More importantly the program led to the discovery of a 2-m3, erratic, angular boulder of quartzofeldspathic metasediments with disseminated arsenopyrite and pyrrhotite. The bloc graded 22.9 g/t Au in analysis. The nature of this boulder and the glacial train of the area suggested that the source area of this erratic float was a few kilometres to the northeast along the contact zone between the dioritic intrusion and a package of quartzofeldspathic sediments lying directly north of it.

The summer-fall 2003 program was designed specifically to locate the source area of the 22.9 g/t Au metasediment boulder. A new grid was cut on the northwest and north shores of Ell Lake and was covered with ground magnetic (81 km) and IP survey (65 km) on 200-metre-spaced lines. A soil geochemical MMI orientation survey was also conducted. A new phase of prospecting and reconnaissance mapping was followed by mechanical trenching, using a special backhoe brought in by helicopter, in order to test several geological, geophysical, and geochemical targets. The program was successful at identifying, on the north shore of Ell Lake, the probable source area of the boulder, within a sedimentary package located directly at the northern margin of the Ell Lake dioritic intrusion. Many additional boulders of metasediments with disseminated arsenopyrite and pyrrhotite mineralization were discovered over a perimeter of roughly 2 km x 4 km. Several of these boulders returned anomalous gold values above 500 ppb, with some yielding economic grade values as high as 18.65 g/t Au. Moreover, the same type of mineralization was also exposed in outcrops and trenches within the same perimeter. Mineralization exposed in bedrock was not always anomalous in gold but grab sampling returned several gold values above 1 g/t Au up to a maximum of 29 g/t Au while channel sampling yielded anomalous to subeconomic grade gold values over metric to decametric widths (including 0.81 g/t Au over 37 m and 2.42 g/t Au over 5.25 m). It is interesting to mention that discoveries of significant gold bedrock occurrences in sediments (10.25 and 2.26 g/t Au in grabs) were still made very late in the fall program, even with a snow cover hampering prospecting.

Complete results of the summer-fall 2003 program are reported in the “Technical Report and recommendations, June 2003 - May 2004 Exploration Program, Éléonore Property, Québec”, available on SEDAR (www.sedar.com).

An IP survey (29 km) and a Max-Min survey (26.7 km) were carried out in the winter of 2004 to mainly cover some targets under water of Ell Lake. Furthermore, an airborne MAG survey, totalling 45 km2, covered the north contact of the diorite of Ell Lake and the sedimentary sequence immediately north.

Prospecting and manual stripping initiated at the beginning of the summer of 2004 quickly led to the discovery at surface of the Roberto showing, which yielded very encouraging results from preliminary sampling: up to 80.70 g/t Au in grab samples and 4.29 g/t Au over 12 m, including 6.16 g/t Au over 5 m in channel sampling. Further stripping and channel sampling of the showing returned very impressive results, including 19.75 g/t Au over 10 m, 17.63 g/t Au over 7 m and 10.81 g/t Au over 9 m. This prompted a major geological mapping and mechanical trenching program with a large excavator in order to follow the extensions of the Roberto mineralization at surface as well as to test several other interesting targets on the property. By fall 2004, the Roberto system was exposed almost continuously at surface for 250 m laterally and consisted of two parallel zones, namely the Roberto and Roberto Est zones, both yielding consistent economical results in channel sampling. Both zones are oriented north south with a steep dip (80o) to the east and have individual thickness between 3 to 12 m in average. Several other trenches were also dug outside of the Roberto mineralized system to verify other targets on the property, with a few ones returning significant results. Trench TR-03-20, located 800 m to the northeast of Roberto, was extended and exposed quite similar mineralization that yielded up to 6.35 g/t / 6.0 m in channel sampling. Trenches TR-03-27 and TR-04-52, located 500 m directly to the north of Roberto, exposed weaker mineralization of the same style that returned anomalous gold values in the 300 to 2300-ppb range. Moreover, two large mineralized sub-angular boulders lying in these trenches yielded 3.95 and 6.29 g/t Au.

For complete results of the summer-fall 2004 trenching program the reader is referred to the technical report entitled “Technical Report and Recommendations, June 2004-February 2005 Exploration Program, Éléonore Property, Québec”, available on SEDAR (www.sedar.com).

A diamond-drill program was also initiated at the end of August 2004 to test the extensions of the Roberto system and some other targets on the property. The program started with one drill rig but as more and more encouraging drill results were generated, two other drills were added to pursue the program. At the end of February 2005, 69 holes (ELE-04-01 to ELE-05-69) totalling 17,188 m had been drilled to test the Roberto mineralized system and 28 holes (ELR-04-01 to ELR-05-28) totalling 5,585 m, had tested various other geological and geophysical targets on the property, with the last one (ELR-05-28) intersecting the extension of Roberto to the north while testing an IP conductor. This drilling program outlined the Roberto system over a minimal strike length of 450 m and to a minimal depth of 350 m, with the mineralization remaining totally open laterally and at depth. Drilling produced very encouraging drill results on a continuous basis, some of the better intercepts including 18.85 g/t Au over 16 m (ELE-04-02), 14.30 g/t Au over 20 m (ELE-04-09), 12.69 g/t Au over 19 m (ELE-04-30) and 22.27 g/t Au over 11.05 m (ELE-05-54) in the Roberto zone and 11.07 g/t Au over 9.2 m (ELE-04-16), 19.62 g/t Au over 11.0 m (ELE-05-46) and 5.71 g/t Au over 25.1 m (ELE-05-53) in the Roberto Est zone. Some other zones were also intersected while drilling the Roberto system, the most significant ones being the Mid-Roberto, which graded up to 20.9 g/t Au over 8.1 m (ELE-04-25) and the Veine zone, which returned up to 34.66 g/t Au over 6.6 m (ELE-04-34). Drill testing of various targets elsewhere on the property also generated some interesting results. The most significant ones came from shallow drilling underneath TR-03-20, producing large intersections anomalous in gold, with local narrow higher grade values: 1.05 g/t Au over 31 m and 0.65 g/t Au over 88 m (ELR-04-04), 9.49 g/t Au over 3 m and 0.87 g/t Au over 58 m (ELR-04-05), 32.18 g/t Au over 1 m (ELR-04-06), 1.18 g/t Au over 37 m (ELR-04-07), 2.66 g/t Au over 5 m, 0.45 g/t Au over 10 m and 80.54 g/t Au over 1 m (ELR-04-13), 1.56 g/t Au over 12 m (ELR-04-14), and 5.31 g/t Au over 3 m as well as 1.31 g/t Au over 17 m (ELR-04-18). Drilling underneath TR-03-10 (2.42 g/t Au over 5.25 m in channel) also produced significant results with 9.50 g/t Au over 4 m in hole ELR-04-08.

For complete results of the drilling program at the end of February 2005 the reader is referred to the technical report entitled “Technical Report and recommendations, June 2004-February 2005 Exploration Program, Éléonore Property, Québec”, available on SEDAR (www.sedar.com).

A large IP survey was initiated in January 2005 and was still in progress at the end of February 2005. This survey, totalling more than 150 km of lines, will cover a large portion of the contact zone between the Ell lake diorite and the favourable sedimentary sequence.

3.1.6 Mineralization

The Roberto-style gold mineralization typically consists of finely disseminated sulphides (5-8% arsenopyrite and pyrrhotite) associated to pervasive potassic alteration (microcline and biotite), tourmalinization and silica flooding developed in arkoses and wackes.

For a detailed description of the mineralization the reader is referred to the technical report entitled “Technical Report and recommendations, June 2004-February 2005 Exploration Program, Éléonore Property, Québec”, available on SEDAR (www.sedar.com).

3.1.7 Sampling and analytical procedure

In 2004 Virginia set up an Analytical Quality Assurance Program to control and assure the analytical quality of assays in its gold exploration. This program includes the systematic addition of blank samples and certified standards to each batch samples sent for analysis at commercial laboratories. Blank samples are used to check for possible contamination in laboratories while certified standards determine the analytical accuracy and precision.

Samples are sent for assaying to Laboratoire Expert Inc. in Rouyn-Noranda. Samples are assayed by fire-assay followed by atomic absorption or gravimetry according to industry standards. For each significant mineralized intersection at Éléonore, 10% of the samples (1 to 2 per intersection) are quarter split and the core is sent to a second certified laboratory. Furthermore, each pulp from the quarter split is returned to the first laboratory for a second gold analysis in order to cross check the analytical reproducibility.

3.1.8 Exploration and development

The Company will pursue actively its exploration program during the next fiscal year. Diamond drilling will continue throughout the year and geological mapping and trenching will be carried out during the summer field season. An exploration budget of around $15 million has been allotted to the Éléonore project for the next fiscal year.

Expenditures for exploration work done by the Corporation are as follows:

- For the fiscal year ending May 31, 2004 $616,160
- For the fiscal year ending February 28, 2005 $4,760,762

3.2 The Coulon Property

3.2.1 Description and location of property

The Coulon property is located within NTS 23L/11, 23L/12, 23L/13, 23L/14, 23M/03 and 23M/04, in the Caniapiscau area, in the James Bay region. The property consists of 1,505 claims covering a surface area of 73,991 hectares (approximately 740 km2). The camp is centred at UTM coordinates (NAD 27, zone 19) 356290 E 6057960 N, around 15 km north of Fontanges Airport. The property is held 100% by Virginia Gold Mines, but according to an agreement signed on June 15, 2004, Noranda Inc. was granted the option to acquire an undivided 50% interest in the property in return for exploration expenditures totalling $8 million in the next seven years and payments totalling $250,000.

3.2.2 Accessibility, Climate, Local Resources, Infrastructure, and Physiography

The property is accessible by gravelled road all the year round. The topography of the property is relatively rippled with altitudes varying from 420 to 580 m. Hydrography is made up of several large lakes but no major rivers. Vegetation is typically taiga with vast forests and barren mountaintops. In general, there’s no snow on the ground and lakes are not frozen between June and October.

3.2.3 History

The area of the Coulon property appears not to have been the object of important exploration work in the past, except for a program of exploration for uranium (carried out in 1977 by the SDBJ-SERU tandem) partially covering NTS 23L.

3.2.4 Geological Setting

The Coulon project lies at the junction of four lithotectonic domains: the La Grande, Ashuanipi, Minto and Bienville Archean sub-provinces. The region is part of the Goudalie-La Grande assemblage. The sector is dominated by intrusions of tonalite and granite, which are hosts to several kilometric to decakilometric Archean volcano-sedimentary belts (ex. Venus, Charras, Marylin, Pitaval, Coulon). Most of these belts contain basalts and felsic tuffs but ultramafic lavas are also present and particularly abundant in the Venus, Marilyn, and Charras belts.

The most frequent lithostratigraphic assemblages seen on the Coulon property include the Brésolles Suite, the Gayot Complex, and the Aubert Formation. The Brésolles Suite consists mainly of foliated tonalitic gneisses representing the basement. The Gayot Complex is dominated by metabasalts with lesser quantities of metasediments, pyroclastites, and iron formations. The Aubert Formation extends in a NS direction to the Fontanges Airport, up to the Vaujours fault, tens of kilometres further north. It includes polygenic conglomerates, metamorphosed felsic volcanics and hornblende-biotite paragneiss.

For more details on the geological setting, the reader is referred to the technical report entitled “Technical Report and Recommendations, Reconnaissance Program, Coulon Project, Québec, MINES D’OR VIRGINIA INC. November 2004” available on SEDAR (www.sedar.com).

3.2.5 Exploration and drilling

The Coulon project comes from a regional reconnaissance survey carried out by Virginia in the summer of 2003 within the Coulon and Pitaval Archean volcanic belts. These almost unexplored belts are located in the La Grande-Goudalie assemblage of the Superior Archean Province and are characterized by the abundance of metabasalts with lesser quantities of metasediments and felsic volcanics.

Reconnaissance work performed in the summer of 2003 has exposed many new polymetallic showings within volcano-sedimentary rocks. The most interesting one, the Dom showing, is of volcanogenic type and is developed in the south part of the Coulon belt, within an altered bimodal volcanic sequence, containing sillimanite-bearing felsic schists and a highly altered anthophyllite-sulphide horizon. Selected samples collected from this showing have returned values of up to 22.37% Zn, 4.77% Pb, 1.62% Cu, 482 g/t and 482 ppb Au. In the north part of the belt, a series of chalcopyrite-bearing outcrops extend parallel to the foliation over a lateral distance of 1.2 km. This zone, called Julie-Sig, is confined to a metric to plurimetric horizon of quartzo-feldspathic mylonite developed inside metabasalts. Best results in selected samples have reached 8.71% Cu, 425 g/t Ag, 0.20% Zn and 0.50% Pb. These results justified a vast airborne EM-Mag survey covering 2,789 linear kilometres that was conducted in the fall of 2003 with the VersaTEM system. Then an important exploration program was undertaken in the winter of 2004 in the DOM showing area, including line cutting (150.7 km), magnetic surveys (150.7 km) and Max-Min (130.5 km) as well as a drilling program of 17 holes totalling 2,400 m.

Eight holes (CN-04-01 to 06 and CN-04-16 and 17) have tested between lines 3+00N and 5+00N the shallow depth extension of the DOM zone. These holes have intersected metric to decametric zones of disseminated, semi-massive and massive sulphides within a bimodal volcanic sequence displaying intense muscovite, anthophyllite, tremolite, chloritoid and sillimanite alterations, typical of metamorphosed volcanogenic systems. The thickness of this alteration zone reaches more than 60 m in some areas.

The best mineralized intersection comes from hole CN-04-17 and graded 9.94% Zn, 2.12% Pb, 96.38 g/t Ag, 0,73% Cu over 19.5 m, including 15.39% Zn, 3.12% Pb, 117.17 g/t Ag, 0,46% Cu over 10.5 m. This intersection comes from a main lens of massive sulphides, which varies from a few metres to 20 m in width. The DOM mineralized system is associated with an EM, 300-metre-long corridor open laterally and at depth.

Furthermore, another sector presenting typical volcanogenic mineralization and alteration was outlined by drilling, approximately 1 km north of the DOM zone, where nine (9) holes (CN-04-07 to CN-04-15) totalling 1,342 m were drilled to test the EM conductors between lines 13+00N and 21+00N. In general, mineralized intersections obtained in this area consist of disseminated, stringers and semi-massive sulphide zones rich in pyrrhotite-pyrite with chalcopyrite and more locally sphalerite with hydrothermal alteration typically containing anthophyllite, muscovite, sillimanite, diopside, cordierite and talc. This alteration-mineralization system, which reminds classic pipes underlying volcanogenic, massive sulphide deposits, is more developed at the level of lines 17+00N and 18+00N. The best mineralized intersection comes from hole CN04-08 (L17+00N), which intersected from 123.67 to 161.80 m a disseminated to semi-massive sulphide zone that has graded 1.31% Cu, 12.63 g/t Ag, 0.59% Zn, 113 ppb Au over 38.13 m (real thickness estimated to over 20 m), including 2.02% Cu, 21.12 g/t Ag, 0.33% Zn, 170 ppb Au over 11.13 m. As for hole CN-04-09 (L18+00N) it has intersected an alteration zone of more than 60 m thick, including a mineralized zone grading 0.51% Cu, 14.42 g/t Ag, 0.08% Zn, 147 ppb Au over 11.98 m. The other holes drilled in that area have intersected narrower alteration and mineralization zones (generally less than 10 m) but the alteration and mineralization system remains open in all directions. It was traced towards south up to line 13+00N (hole CN-04-10). Holes drilled further to the north between lines 19+00N and 21+00N have tested another EM conductors and have intersected horizons of fine grain sediments (exhalite?) with pyrrhotite, pyrite and sphalerite locally and very few alteration, interpreted as being the distal portion of the hydrothermal system.

Complete results from the winter 2004 drill program are available in the technical report entitled “Technical Report on the Coulon Project – Winter 2004 Drilling Program” available on SEDAR (www.sedar.com).

Another exploration program was carried out in the summer of 2004 and included eight (8) holes (CN-04-18 to CN-04-25) as well as surface work. Word conducted in the DOM NORD sector outlined a bimodal volcanic sequence of more than 500 m thick, interpreted for now as a homoclinal sequence facing towards the East. The sequence comprises mainly lava and felsic tuffs, porphyric andesites, basalts, and diverse sedimentary assemblages. Two holes (CN-04-22 and CN-04-23) tested the vertical extension of lens 08, which was intersected in the winter of 2004 by holes CN-04-08 (0.59% Zn, 1.31% Cu, 12.63 g/t Ag and 113 ppb Au over 38.13 m), CN-04-15 (0.29% Zn, 1.29% Cu, 11.22 g/t Ag and 115 ppb Au over 12.27 m) and CN-04-12 (5.80% Zn, 0.23% Pb, 0.28% Cu and 19.95 g/t Ag over 1.9 m). In section 17N, hole CN-04-22 intersected (100 m vertically under hole CN-04-08) an intense, 60-metre-thick alteration zone, but did not contain any significant mineralization. In section 18N, hole CN04-23 intersected to a vertical depth of 140 m (70 m under hole CN-04-12) a massive sulphide zone grading 12.65% Zn, 1.54% Pb, 1.36% Cu, 125.31 g/t Ag and 0.3 g/t Au over 4.7 m. Lens 08 is open at depth and to the north.

Hole CN-04-25 in section 19N intersected a new zone of volcanogenic sulphides called lens 09-25, which graded 2.91% Zn, 0.13% Pb, 1.12% Cu, 34.25 g/t Ag and 0.29 g/t Au over 21.8 m. Lens 09-25, located in the stratigraphic sequence approximately 200 m above lens 08, correlates with an important alteration zone intersected by hole CN-04-09 in the winter of 2004. No other hole tested this new fertile horizon and lens 09-25 is open at depth and to the north. Hole 25 also intersected another mineralized zone, which returned values of 2.28% Zn, 0.68% Pb, 0.14% Cu and 44.23 g/t Ag over 2.3 m. That zone represents a third favourable contact and is located between the horizons hosting lenses 08 and 09-25. To date, three (3) stratigraphic horizons, fertile in volcanogenic mineralization, were identified within the volcanic sequence of the DOM NORD sector.

A similar volcanic sequence was also outlined in the DOM sector. Lens 16-17, which returned values of 9.94% Zn, 2.12% Pb, 0.73% Cu and 96.38 g/t Ag over 19.5 m in hole CN-04-17, is located near the base of the sequence and holds a stratigraphic position similar to that of lens 08 of the DOM NORD sector. The summer 2004 stripping program exposed at surface this massive sulphide lens that graded 4.87% Zn, 0.38% Pb, 1.01% Cu and 57.1 g/t Ag over 15.6 m in channel. Holes CN-04-18 to 21 tested the extension of lens 16-17 to a vertical depth of 75 m between sections 3N and 5N. Hole 21 (section 3N) and hole 19 (section 4N) intersected nice alteration zones but no significant mineralization was developed. In hole 18 (section 4+50N), the favourable contact zone contains a pegmatite intrusion of around 20 m thick. Hole 20 (section 5N) intersected the favourable contact without alteration or mineralization. Despite the absence of mineralization to a depth of 75 m, this favourable contact remains very promising because of the presence of Deep-EM anomalies that were detected at depth to the south. Finally, the stratigraphic contact that hosts lens 09-25 of DOM NORD sector is yet to be tested in the DOM sector and represents an additional target.

Summer 2004 work program allowed tracing of the lateral extensions of the fertile volcanic sequence over a distance of more than 12 km. Prospecting led to the discovery of new mineralized showings with values anomalous in base metal and many EM conductors remain unexplained within this favourable sequence.

For complete drill results from the summer 2004 drill program the reader is referred to the technical report entitled “Technical Report and Recommendations – Reconnaissance Program – Coulon Project – November 2004”, available on SEDAR (www.sedar.com).

3.2.6 Mineralization

The mineralization found in DOM and DOM NORD sectors was already summarized in the previous section. Other less important showings but of similar nature were also outlined within the favourable volcanic sequence.

For a more detailed description of the mineralization, the reader is referred to the technical report entitled “Technical Report and Recommendations – Reconnaissance Program – Coulon Project – November 2004”, available on SEDAR (www.sedar.com).

3.2.7 Sampling and analysis

The reader is referred to the technical report entitled “Technical Report and Recommendations – Reconnaissance Program – Coulon Project – November 2004”, available on SEDAR (www.sedar.com).

3.2.8 Exploration and development

A new exploration program should begin in the winter of 2005 and will consist of Deep-EM and Max-min surveys to cover the extensions of the fertile volcanic sequence besides a drill program aiming at testing in more detail the DOM and DOM NORD as well as many other targets.
Expenditures for exploration work done by the Corporation are as follows:

- For the fiscal year ending May 31, 2004: $1,294,938
- For the fiscal year ending February 28, 2005: $4,194

3.3 The Corvet Est Property

3.3.1 Property Description and Location

The Corvet Est property is located in the James Bay region, Province of Québec, Canada, 53 km south of LG-4 Airport. The project is situated in the southwest portion of NTS 33H/05 at scale 1:50 000. It is centred at coordinates UTM NAD-27 572000E et 5908000N. The property consists of 90 map-designated, adjacent claims totalling 4,632 hectares. These claims are held 100% by Virginia Gold Mines Inc.

3.3.2 Accessibility, Climate, Local Resources, Infrastructure, and Physiography

The property is accessible only by floatplane or helicopter. However, we can approach the property less than 50 km by the James Bay road, via Matagami or Chibougamau, up to the junction of the Trans-Taïga road, at kilometric marker 544. This road is gravelled and open all year round, and leads to the Caniapicau reservoir. Two floatplane bases are located along this road : Cargair (at kilometric marker 285) and Mirage (at kilometric marker 358). The property is located 48 km south of Cargair and 87 km southwest of Mirage. An alternate way to reach the property is to charter a plane up to LG-4 Airport, at kilometric marker 300 on the Trans-Taïga road.

The topography of the property is moderate with elevations varying from 350 to 450 m. Outcrops are numerous and the overburden is thinner by comparison with the surrounding region where the glacial cover dominates. The forest is irregular, has low density, and consists of black spruce and grey pine. Forest fires affected near 50% of the surface area of the property. In general, there is no snow and lakes are frozen between June and October.

3.3.3 History

It appears that the area of the property never was the object of significant exploration work in the past.

3.3.4 Geological Setting

Rocks in the region are Archean-aged and part of the Superior Province. The most part of the property is invaded by a volcano-sedimentary sequence interpreted as being part of the Lac Guyer greenstone belt. It is composed of metabasalts interbedded of felsic volcanics and thin belts of metasediments. This unit is fault-contacted with metasediments of the Laguiche Group. Age dating done in the region gives an age of 2,749 My for the Guyer Belt and of <2,698 My for the Laguiche Group. Units are east west oriented with a steep dip to the north. Rocks are metamorphosed to the amphibolite facies.

For more details on the geological setting, the reader is referred to the technical reported entitled “Corvet Est – Survey of geological mapping, trenching, geophysics and drilling reconnaissance – June-October 2004", available on SEDAR (www.sedar.com).

3.3.5 Exploration and Drilling

A block of 13 claims was acquired as a result of a prospecting and regional reconnaissance program conducted in the summer of 2002, which exposed many rock samples anomalous in gold (500 ppb – 3 g/t Au) within the volcanic sequence in the Corvet Est area. Subsequent prospecting work performed in the summer of 2003, led to the discovery at surface of two new significant auriferous structures called the Contact and Marco zones.

The Contact zone consists of a silica-altered geological contact mineralized with disseminated arsenopyrite (<10%), which was followed laterally over more than one kilometre. Mineralisation of a metric thickness returned values of up to 30 g/t Au in selected samples and of up to 6.74 g/t Au over 2 m in channels.

The Marco zone, located more than one kilometre NE, was followed laterally over about 220 m and consists of metric to plurimetric zones of arsenopyrite disseminations (< 5%) within altered felsic volcanics (microcline, biotite, tourmaline, garnet, magnetite, sericite). Mineralization has returned values varying from 2.7 to 56 g/t Au in selected samples and up to 3.79 g/t Au over 5.2 m in channels. Following these results, 75 new claims were added to the property.

These results justified the December 2003 program of line cutting (68.8 km), MAG surveys (68.8 km), and IP surveys (33.9 km). A drill program of 21 holes (2,499 m) was conducted in the winter of 2004 in order to test mainly the Contact and Marco zones. A total of 9 holes (CE-04-01 to CE-04-06, CE-04-18, CE-04-19 and CE-04-21) have tested the Marco zone over a lateral distance of approximately 200 m and to a vertical depth of 130 m. All these holes have intersected the Marco zone, a plurimetric to decametric structure hosting several zones of finely disseminated sulphides (up to 10% arsenopyrite-pyrite-pyrrhotite) associated with a felsic rock highly altered with microcline, tourmaline, garnet, biotite, magnetite, and sericite. The Marco zone, N325º oriented and dipping 80-85º towards north, is open in all directions.

The best intersection in the Marco zone comes from hole CE-04-18, which has intersected 5.12 g/t Au over 13.4 m (true thickness of 8 m), including 7.04 g/t Au over 8 m (true thickness of 4.8 m) to a vertical depth of 130 m. Hole CE-04-02 has also returned very interesting results with an intersection grading 10.21 g/t Au over 3 m (true thickness of 1.8 m). Other holes have returned anomalous to subeconomic gold values over plurimetric to decametric thicknesses. The Marco zone is associated with a magnetic anomaly followed over more than 3 km laterally on the property. Hole CE-04-16 has tested this anomaly about 700 m west of the Marco zone. This hole has intersected a zone of mineralization and alteration very similar to the Marco zone, which has graded 1.32 g/t Au over 7.75 m.

A total of 9 holes (CE-04-08 to 15 and CE-04-20) have tested the Contact zone over a lateral distance of 2.3 km. These holes all have intersected the Contact zone, a metric to plurimetric, gold-bearing structure developed within a sequence of basalts and biotite schists, injected with thin QFP dykes. Mineralization consists of arsenopyrite and pyrite disseminations (<10%) and is associated with intense alterations of biotite, microcline and garnet. The best gold intersection was obtained in hole CE-04-14 (L13+25E), which has graded 10.29 g/t Au (cut) over 4.75 m. Promising results were also obtained on line 5+25E, more than 800 m west of hole CE-04-14. The best intersection on this line is in hole CE-04-11, which has graded 5.49 g/t Au (cut) over 6.0 m, including 9.25 g/t Au (cut) over 3.2 m. The two other holes drilled on the same section have also returned interesting results: 1.23 g/t Au over 5.6 m (CE-04-10) and 15.79 g/t Au over 1 m (CE-04-20). Holes CE-04-08 and 09 (L2+20E), CE-04-12 and 13 (L7+00E) and CE-04-15 (L25+70E) have also intersected the Contact zone but have returned subeconomic values over metric intervals. The Contact zone is associated with a linear IP anomaly that extends towards east and west on both sides of its drill-tested portion. Two other holes were drilled outside of the known mineralized zones. Hole CE-04-17 was testing an IP anomaly situated south of the Marco zone. Another horizon of less deformed, mineralized dacite was intersected (1.23 g/t over 1 m). Hole CE-04-07 had as a target a strong IP anomaly associated with a high MAG located to the northeast limit of the grid. The hole intersected metasediments containing up to 40% pyrrhotite and graphite. No significant values were obtained.

For complete drill results the reader is referred to the technical report entitled “Technical Report and Recommendations 2003, Work Campaign and Winter 2004 Drilling Program – Corvet Est” available on SEDAR (www.sedar.com).

Another exploration program was carried out from June 13 to October 25, 2004. Work consisted of basic prospecting, geological mapping, mechanical stripping, selective geochemical sampling and channel sampling, line cutting (35.8 km), MAG surveys (38.4 km) and induced polarisation (16.5 km) as well as drilling. During the prospecting, a total of 501 selected samples were collected for analysis. Best intersections in channel in the Marco zone were 7.82 g/t over 3 m (TR-CE-04-09) and 3.79 g/t over 5.2 m (TR-CE-03-09).

In the fall of 2004, copper and molybdenum mineralization were also exposed in the north part of the property. Mineralization is concentrated in an area of 0.7 km par 3 km to the southwest border of a tonalitic intrusion. Mineralization is associated with veins and fractures having multiple orientations (N010o, N030o, N250o, N300o, et N340o. It is constituted of molybdenite (tr-15%), chalcopyrite (tr-3%), pyrite (tr-1%) and malachite. Values obtained from grab samples reach 4.21% Mo (sample 18905) and 1.57% Cu, 55 g/t Ag and 0.2 g/t Au (sample 18902). Best intersection in channel is 1.06% Mo, 0.24% Cu, 23.5 g/t Ag and 72ppb Au over 1 m (TR-CE-04-46).

In the summer and fall of 2004, Virginia completed a drill program of sixteen (16) holes (CE-04-22 to CE-04-37) totalling 3,186 m. Eight (8) additional holes (CE-04-22 to CE-04-25, CE-04-31, CE-04-32, CE-04-33 and CE-04-36) tested the Marco zone between levels –125 and –200 m. All holes intersected the auriferous structure and many sub-economic to economic intersections were obtained. Best results were 2.10 g/t Au over 46.0 m, including 4.50 g/t Au over 10 m (CE-04-23), 6.81 g/t Au (cut) over 4.8 m (CE-04-22), 2.14 g/t Au over 25.3 m (CE-04-32), 2.33 g/t Au over 11.7 m (CE-04-31) as well as 1.59 g/t Au over 13 m including 5.91 g/t Au over 2 m (CE-04-24). The Marco zone is associated with a magnetic anomaly followed over a lateral distance of more than 3 km on the property. Three (3) new holes (CE-04-34, CE-04-35 and CE-04-37) tested the lateral extensions of this magnetic anomaly. Hole CE-04-34 intersected an altered zone similar to the Marco zone, with many mineralized intervals, including 2.60 g/t Au over 5 m, 2.56 g/t Au over 3 m and 3.53 g/t Au over 4 m. This hole, located more than 700 m west of the Marco zone, was testing the vertical extension of an intersection that graded 1.32 g/t Au over 7.75 m in hole CE-04-16 in the winter of 2004. Hole CE-04-35, located 400 m west of the Marco zone, intersected a mineralized zone grading 4.99 g/t Au over 2 m. Hole CE-04-37, located 2 km east of Marco, has not intersected the mineralization.

Furthermore, five (5) holes (CE-04-26 to CE-04-30) were drilled in the contact zone to test the extensions of the intersections obtained in the winter of 2004 in holes CE-04-14 (10.29 g/t Au over 4.75 m) and CE-04-11 (5.49 g/t Au over 6 m). Basically, the new holes intersected thinner intervals with grades varying from 1.01 to 11.81 g/t Au.

For complete drill results the reader is referred to the technical report entitled “Corvet Est – Survey of geological mapping, trenching, geophysics and drilling reconnaissance – June-October 2004”, available on SEDAR (www.sedar.com).

3.3.6 Mineralization

The mineralization observed on the property is summarized in the previous section.

For a detailed description of the mineralization the reader is referred to the technical report entitled “Corvet Est – Survey of geological mapping, trenching, geophysics and drilling reconnaissance – June-October 2004”, available on SEDAR (www.sedar.com).

3.3.7 Sampling and Analysis

In 2004 Virginia set up an Analytical Quality Assurance Program to control and assure the analytical quality of assays in its gold exploration. This program includes the systematic addition of blank samples and certified standards to each batch samples sent for analysis at commercial laboratories. Blank samples are used to check for possible contamination in laboratories while certified standards determine the analytical accuracy and precision.

Analyzed samples coming from channels or half-cores, with lengths varying from 0.5 to 1.5 m, are sent for assaying to Laboratoire Expert Inc. in Rouyn-Noranda. Samples are assayed by fire-assay followed by atomic absorption or gravimetry according to industry standards. Repeats are carried out on mineralized intersections of interest and on the majority of the samples containing 1 g/t Au or more.

3.3.8 Exploration and Development

There is no exploration program planned on the property in the winter of 2005 but work should resume in the summer of 2005, including geological, geochemical and geophysical (Mag) surveys as well as diamond drilling.

Expenditures for exploration work done by the Corporation are as follows:

- For the fiscal year ending May 31, 2004 $666,432
- For the fiscal year ending February 28, 2005 $ 1,130,233

3.4 Lac Eade Property

3.4.1 Description and Location of the Project

The Lac Eade project is located in the James Bay territory, 380 km north of Chibougamau City, 240 km east of Radisson, and 50 km southwest of the LG 4 complex, in NTS sheets 33G/07, 33G/08, 33H/04 and 33H/05. The property is split in two by the Corvet property, which is also owned by Virginia and located east of Corvette Lake. The property consists of 383 mining titles covering a surface area of 19,603 hectares (100% Virginia) and is free of all liens and obligations.

3.4.2 Accessibility, Climate, Infrastructure, and Physical Geography

The project is accessible by the James Bay road (paved) up to kilometre marker 544, where we take the Trans-Taïga road (gravelled) up to the Cargair floatplane base at kilometre marker 280. From Cargair base, the property is accessible by floatplane approximately 50 km to the southwest.

3.4.3 History

First work in the area consisted of a geological reconnaissance carried out by the Geological Survey of Canada at a scale of 1:1 000 000 by Eade in 1966. Then we note work executed by the Quebec Ministry of Natural Resources, which undertook programs of geological mapping at the scale of 1:100 000 by Sharma in 1977 and Hocq in 1985.

In the seventies, work was carried out by the Groupe minier SES and by the Société de Développement de la Baie James and consisted mainly of prospecting for uranium. In the Lac Eade property area, work consisted of geochemical sampling of lake bottom sediments and of testing of some anomalies resulting from this sampling.

Virginia and STG undertook prospecting and geological reconnaissance during the last years. Work carried out led to the discovery of several showings and to the staking of Poste Lemoyne and Poste Lemoyne Extension properties, located westernmost of the Lac Eade area and the Corvet Est property, which splits the area in two.

3.4.4 Geological Setting

The Lac Eade property is located in the north-eastern region of the Superior Geological Province. The property covers thin mafic to locally intermediate volcano-sedimentary belts at the contacts between the La Grande and Opinaca sub-provinces.

The main lithostratigraphic units of the area are from south to north: the Laguiche group, which is a biotite paragneiss often injected with pegmatite; volcano-sedimentary belts varying from hundreds metres to 2 km, mainly composed of amphibolitic basalts with local sediment horizons often metamorphosed (biotite paragneisses and conglomerates), bands of iron formations (oxide facies and silicate) often injected by pegmatites and the tonalitic basement.

According to the interpretation of Gauthier and al. (1997), the contact between the Opinaca and La Grande sub-provinces lies between the sediments of the Laguiche and the tonalitic basement. The volcano-sedimentary belts are near the contact or at this contact but included in the Opinaca sub-province.

For more details on the geological setting of the property, the reader is referred to the technical report entitled “Lac Eade – Summer 2004 Geological Reconnaissance – February 2005”, available on SEDAR (www.sedar.com).

3.4.5 Exploration Work

Following Virginia’s work on the Corvet Est, Poste Lemoyne and Poste Lemoyne Extension properties, it turned out that the Lac Eade area is the host to a very interesting metallogenic potential. As a result, a geological reconnaissance program was initiated in the summer-fall of 2004 and consisted of geological traverses, trenching, channel sampling and mapping as well as prospecting using a Beep-Mat in order to find new mineralized showings. During this program, 4 new gold showings (grading more than 1 g/t) and a copper showing were discovered.

3.4.6 Mineralization

Eade-1 Showing: The Eade-1 showing is located approximately 8 km to the west of Corvette Lake. A selected sample returned 1.03 g/t Au. In phase 2, following manual stripping and channel sampling, grades of 1.40 g/t Au over 2.7 m were obtained. Selected samples (1.36 and 0.92 g/t Au) confirm the lateral extension of this showing over more than 300 m. Geologically this showing seems to be at the contact between basalt and andesites. The mineralized zone is made up of semi-massive to massive sulphides (pyrrhotite and pyrite). Graphite is also present. This showing also corresponds to a Beep-Mat conductor (electromagnetic), which was followed laterally over more than 400 m with widths varying from 2 to 10 m.

Eade-2 Showing: The Eade-2 showing is located 1,200 m south of the Eade-1 showing. In the first work phase, selected samples returned 2.95 and 1.15 g/t Au. Unfortunately, the best grade obtained in channel in this sector returned only 0.13 g/t Au over 1 m. Mineralized zones are frequent (many rusted zones) and consist mainly of pyrite, arsenopyrite and pyrrhotite. This mineralization is followed sporadically over nearly 2 km and seems conformable to the stratigraphy according to an east-west axis. This mineralized axis is also hosting the Eade-3 showing.

Eade-3 Showing: The Eade-3 showing is a copper showing that graded 3.1% Cu. The showing is located 950 m west of the Eade-2 showing, in the same mineralized axis. The showing corresponds to a quartz vein in a silicified fractured zone (metric), enclosed in paragneisses. Mineralization consists of 5 to 10% chalcopyrite and possibly contains traces of malachite and covelite.

Eade-4 Showing: The Eade-4 showing is located 35 km southeast of Corvette Lake. A grade of 3.67 g/t Au in a felsic dyke was obtained in the first work phase. However, the best channel returned only 25 ppb Au over 1 m. The area shows a swarm of felsic dikes that intrudes the volcanics near the contact with the paragneisses of the Laguiche Group.

Eade-5 Showing: This showing is located approximately 3.5 km SSW of Brune Lake. A grade of 3.33 g/t Au was obtained in sheared basalts with disseminations of sulphides during the first phase of work. This grade was confirmed since 5 samples were collected along a lateral axis of 70 m and returned values varying between 0.41 and 5.18 g/t Au in analysis.

3.4.7 Sampling and Analysis

In 2004 Virginia set up an Analytical Quality Assurance Program to control and assure the analytical quality of assays in its gold exploration. This program includes the systematic addition of blank samples and certified standards to each batch samples sent for analysis at commercial laboratories. Blank samples are used to check for possible contamination in laboratories while certified standards determine the analytical accuracy and precision.

Samples are sent for assaying to Laboratoire Expert Inc. in Rouyn-Noranda. Samples are assayed by fire-assay followed by atomic absorption or gravimetry according to industry standards. Repeats are carried out on mineralized intersections of interest and on the majority of the samples containing 1 g/t Au or more.

3.4.8 Exploration and Development

There is no exploration program planned on the property for the winter of 2005 but work should resume in the summer. The main recommendation is to carry out a detailed MAG-EM airborne survey to precise the mapping (iron formations, intrusions, ultramafic lavas, and volcanic belts) and to identify new mineralized showings while characterizing the ones already known.

Ground reading grid as well as additional prospecting and mapping is planned in the areas of showings having a geophysical signature.

Expenditures for exploration work done by the Corporation are as follows:

- For the fiscal year ending May 31, 2004 $1,975
- For the fiscal year ending February 28, 2005 $ 116,159

3.5. MegaTEM and MegaTEM III Properties

3.5.1 Property Description and Location

The MegaTEM project stemmed from a strategic alliance allowing Virginia and Noranda Inc. to carry out significant airborne geophysical surveys, using the new MegaTEM technology. This technology, developed by Noranda and Fugro Airborne Surveys, the largest supplier of airborne geophysical services worldwide, allows the detection of polymetallic deposits deeper (up to a depth of 250 m) than any other known airborne methods.

Pursuant to two agreements executed in June and December 2001, Noranda subscribed for two private placements in Virginia, resulting in an investment by Noranda of $1.45 million at a price of $1.50 per common share. The net proceeds allowed the completion of six MegaTEM airborne surveys, covering 5,570 km2 in northern Quebec. Through these private placements Noranda was granted the right to earn a 55% interest in any targets generated by this work program. Noranda has since transferred (December 2001) its interest in these two agreements to its affiliate Novicourt Inc. (60% owned by Noranda). In August 2002 a third agreement was signed between Virginia and Novicourt and four new airborne surveys, covering a surface area of 3,493 km2, were carried out based on a ratio of 51% for Novicourt and 49% for Virginia. Noranda remains the operator of the project and retains the right to buy back 35% of Novicourt’s interest on any major discovery (> 10 million tonnes) resulting from the strategic alliance.

3.5.2 Location of Properties

Ten different regions of Abitibi were flown with the MegaTEM system. Six of them were done in the scope of the JV-1 agreement and the four others under the terms of the JV-2 agreement. Further to these surveys many properties were acquired to protect the best targets. At the end of February 2005, agreements from the MegaTEM JV-1 consisted of 882 claims for a total of 32,424 hectares while the agreements from the MegaTEM JV-2 consisted of 463 claims totalling 18,938 hectares.

3.5.3 Previous Work

Properties retained in the scope of the MegaTEM JV-1 and JV-2 are located in areas where the exploration work was of low to moderate density. An exhaustive compilation of previous work allowed the exclusion of several MegaTEM anomalies that had already been tested by drilling. It is important to mention that new conductors were outlined by MegaTEM surveys. Very often these conductors turn out to be new exploration targets free of any known previous work.

3.5.4 Regional Geological Setting

Airborne surveys ensuing from the MegaTEM JV agreement covered an important portion of the Abitibi greenstone belt. This belt (dating back from 2,73 to 2,69 My) is part of the Archean Craton of the Superior Province and produces important base metals. It is the most important, known Archean greenstone belt. The tectonotratigraphic assemblage of the Abitibi belt consists in a structural repeat of back-arc and primitive island arc volcanic centres intruded by numerous synvolcanic plutons. The belt contains giant volcanogenic massive sulphide deposits (Kidd and Horne) and many other world-class deposits such as Matagami-Lake, Louvicourt, LaRonde and Selbaie. These deposits are developed within different volcanic centres varying from deep-water, bimodal (mafic-felsic) environment, dominated by lava flows, to felsic intermediate environment dominated by pyroclastic rocks.

3.5.5 Exploration Work and Drilling

Between June 2004 and February 2005, 30 location grids totalling close to 300 km of lines were cut on the different properties in order to cover targeted MegaTEM anomalies. These grids were then covered by ground geophysics including mag and electromagnetic surveys (Max-Min type on 3 grids) and large-loop time-domain electromagnetic surveys (TDEM or DeepEM on 27 grids).

In the same period, 23 holes totalling 6,873 m were drilled on many selected MegaTEM anomalies. Around 1,187 samples were collected in these holes, of which 251 were sent for rock assays and 936 for economic assays. All these holes were the object of a down-hole electromagnetic survey (PulseEM).

Since the beginning, 161 holes totalling 36,744 m have been drilled to test the MegaTEM anomalies. Most anomalies were explained by the presence of conductive barren sulphides (Po-Py) but work allowed the identification of some little-explored areas presenting a good potential for volcanogenic massive sulphide deposits (VMS).

In the Selbaie West area, two holes were recently drilled in the sector of the Ruisseau Puiseaux, which was outlined by a detailed compilation of the region located south of the old Selbaie mine. Favourable rocks highly altered and often mineralized in copper and zinc were outlined over more than 4 km. Very limited drilling is reported along this horizon covered by more than 20 m of overburden. Mineralization intersected in the past is weakly magnetic and not conductive. Holes PUI-05-01 and PUI-05-02, 800 m spaced, were drilled in this horizon. PUI-05-01 intersected highly altered rocks and a zone mineralized in copper (0.45% Cu over 21.8 m including 1.10% Cu over 3.8 m). PUI-05-02 also intersected altered rocks but less mineralization (0.19% Cu over 22 m). This sector has great potential for the discovery of a sulphide deposit of volcanogenic origin. It is of great interest and will be the object of additional work in 2005.

In the area of BER-101 (from West Amos survey) eleven holes outlined two parallel zones, more or less anomalous in Cu and Zn, located in felsic units very much altered. Both zones (North and South) are 100 m apart. They are approximately 30 m x 200 m and could be followed over close to 600 m at depth. They returned anomalous intersections including 0.47% Zn, 0.06% Cu, 0.08% Pb and 30.5 g/t Ag over 38.9 m, 0.70% Zn over 27.8 m and 0.60% Zn – 0.15% Pb – 29.8 g/t Ag over 43 m. The last holes (BER-101-04-10 and 11) did not intersect significant mineralized zones.

A sedimentary horizon highly anomalous in Zn-Pb was also identified in the area of the LEM-01 anomaly from East Normétal survey. This horizon of sediments sometimes graphitic and containing fine pyrite and disseminated sphalerite returned 0.31% Zn, 0.07% Pb over 21 m (best value 2.28% Zn over 1 m). This mineralized horizon is part of an extended conductor that can be followed over more than 3 km. Some additional holes were drilled but they didn’t intersect significant mineralization.

For work results the reader is referred to the technical report entitled “Rapport d’exploration minière, Projets MegaTEM JV1 et JV-2, Campagne 2004-2005 – Entente Novicourt-Virginia-Noranda”, available on SEDAR (www.sedar.com).

3.5.6 Analysis

Around 1,187 samples were collected in drilling, of which 251 for whole rock assays and 936 for economic analysis. Major elements (whole rock) were analyzed by the XRF method while economic samples were analyzed by the ICP method (Induced Coupled Plasma). All samples were prepared and analyzed by the ALS Chemex / Chimitec of Val d’Or.

3.5.7 Exploration and Development

Numerous MegaTEM targets were drilled in several places in Abitibi. Most of them were explained by the presence of barren conductive mineralization. However, areas with high potential of discovery were identified south of the Selbaie mine (the Ruisseau Puiseaux area), west of the Estrades mine (the Casa-Berardi area), east of Chicobi high-temperature rhyolites (West-Amos area) and east of the Vendôme mineral deposit (Courville sector). A follow-up consisting of ground geophysics, prospecting and drilling will be done in these areas in 2005.

Expenditures for exploration work done by the Corporation are as follows:

- For the fiscal year ending May 31, 2004: $510,255
- For the fiscal year ending February 28, 2005: $210,848

ITEM IV – DIVIDEND

Since its incorporation Virginia has not paid any cash dividends on its outstanding common shares. Any future dividend payment will depend on the Corporation’s financial needs to found its exploration programs and its future financial growth and any other factor that the board deem necessary to consider in the circumstances. It is highly unlikely that any dividends will be paid in the near future.

ITEM V – CAPITAL STRUCTURE

The Company’s authorized capital stock is made up of an unlimited number of common shares without par value, of which, as of May 6 2005, 44,648,078 are issued or in circulation. Each common share confers upon the bearer the right to one vote at all shareholders’ meetings, to receive all dividends associated with this class of shares as declared by the Company, and upon the dissolution of the Company, the bearer is entitled to receive, along with other shareholders, a share of the company’s assets, proportional to his/her holdings.

ITEM VI – STOCK MARKET FOR THE TRADING OF SHARES

The shares of the Corporation are listed on the Toronto Stock Exchange (symbol VIA) since January 6, 2000, following the reorganization of the Canadian stock markets. Previously the Corporation was trading on the Montreal Exchange.

Trading Price and Volume
The table below represents the variations in the stock price during the nine-month period ended February 28, 2005:

2004	Low ($)	High ($)	Volume (#)
June	0.93	1.18	580,866
July	1.10	1.27	525,635
August	1.12	1.60	1,828,559
September	1.43	1.78	1,931,212
October	1.72	2.34	4,703,690
November	2.11	3.47	8,632,314
December	2.69	4.17	4,925,963
2005
January	3.33	3.88	2,987,078
February	3.10	4.49	6,846,277
TOTAL			32,961,594

ITEM VII – ESCROWED SECURITIES

Pursuant to an escrow agreement dated January 29, 2004 (the “Escrow Agreement”) between the Company, CIBC Mellon Trust Company and Paul Archer, Michel Cyr, Jean Descarreaux, Knorr Capital Partner Inc., André Gaumond and Claude St-Jacques (collectively the “Securityholders”), the parties agreed to modify the release conditions of the 369,877 common shares still escrowed in favour of the Securityholders in order to provide for an eighteen (18) month release schedule as contemplated by Part VIII of National Policy 46-201 entitled Escrow for Initial Public Offerings. As at the date hereof, the following common shares remain escrowed:

Securityholder	Number of shares
André Gaumond	80,597
Paul Archer	5,123
Jean Descarreaux	2,083
Claude St-Jacques	2,083
Michel Cyr	2,083
Knorr Capital	500
TOTAL	92,469

Pursuant to the Escrow Agreement, the remaining 92,469 escrowed shares are to be released on August 6, 2005 in favour of the Securityholders.

ITEM VIII – RISKS FACTORS

8.1 Industry Conditions

The exploration for and development of mineral deposits involve significant risks and while the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. All of the Corporation’s properties are in the exploration stage and the Corporation is presently not exploiting any of its properties and its future success will depend on its capacity to generate revenues from an exploited property.

The discovery of mineral deposits depends on a number of factors, including the professional qualification of its personnel in charge of exploration. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices which are highly cyclical and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. In the event that the Corporation wishes to commercially exploit one of its properties, the exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Corporation not receiving an adequate return on invested capital. The Corporation’s operations will be subject to all the hazards and risks normally encountered in the exploration and development of mineral deposits. Mining operations generally involve a high degree of risk, including unusual and unexpected geology formations.

There can be no guarantee that sufficient quantities of minerals will be discovered or that one of the Corporation’s properties will reach the commercial production stage. Few properties that are explored are ultimately developed into producing mines. If the Corporation discovers profitable mineralization, the Corporation does not have sufficient financial means to bring a producing mine into operation. Considering that the Corporation has no properties with proven reserves and considering the aforementioned risk factors, it is unlikely that the Corporation develop a profitable commercial operation in the near future.

8.2 Regulatory Matters

The Corporation’s mining activities are subject to governmental regulation. These activities can be affected at various levels by governmental regulation governing prospecting and development, price control, taxes, labour standards and occupational health, expropriation, mine safety, toxic substances, environmental protection and other matters. An excessive supply of certain minerals may arise from time to time due to the absence of a market for said minerals and to restrictions on exports.

Exploration and commercialization are subject to various federal, provincial and local laws and regulations relating to the protection of the environment. These laws impose high standards on the mining industry to monitor the discharge of wastewater and report the results of such monitoring to regulatory authorities, to reduce or eliminate certain effects on or into land, water or air, to progressively rehabilitate mine properties, to manage hazardous wastes and materials and to reduce the risk of worker accidents. A violation of these laws may result in the imposition of substantial fines and other penalties.

8.3 Permits, Licences and Approvals

The operations of the Corporation require licences and permits from various governmental authorities. The Corporation believes it holds or is in the process of obtaining all necessary licences and permits to carry on the activities, which it is currently conducting under applicable laws and regulations. Such licences and permits are subject to changes in regulations and in various operating circumstances. There can be no guarantee that the Corporation will be able to obtain all necessary licences and permits that may be required to maintain its mining activities, construct mines or milling facilities and commence operations of any of its exploration properties. In addition, if the Corporation proceeds to production on any exploration property, it must obtain and comply with permits and licences which may contain specific conditions concerning operating procedures, water use, the discharge of various materials into or on land, air or water, waste disposal, spills, environmental studies, abandonment and restoration plans and financial assurances. There can be no assurance that the Corporation will be able to obtain such permits and licences or that it will be able to comply with any such conditions.

8.4 Title to Property

Although the Corporation has taken reasonable measures to ensure proper title to its properties, there is no guarantee that title to any of its properties will not be challenged or impugned. Third parties may have valid claims underlying portions of the Corporation’s interests in its properties.

8.5 Competition

The Corporation’s activities are directed towards the exploration, evaluation and development of mineral deposits. There is no certainty that the expenditures to be made by the Corporation will result in discoveries of commercial quantities of mineral deposits. There is aggressive competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential. The Corporation will compete with other interests, many of which have greater financial resources than it will have, for the opportunity to participate in promising projects. Significant capital investment is required to achieve commercial production from successful exploration efforts.

8.6 Additional Funding

Additional funds will be required for future exploration and development. The source of future funds available to the Corporation is through the sale of additional equity capital or borrowing of funds. There is no assurance that such funding will be available to the Corporation. Furthermore, even if such financing is successfully completed, there can be no assurance that it will be obtained on terms favourable to the Corporation or will provide the Corporation with sufficient funds to meet its objectives, which may adversely affect the Corporation’s business and financial position.

Programs planed by the Corporation may necessitate additional funding, which could cause a dilution of the value of the investment of the current shareholders of the Corporation. The recuperation value of mining properties indicated in the balance sheet depends on the discovery of mineralization that can be profitably exploited and on the Corporation’s capacity to obtain additional funds in order to realize these programs.

The Corporation’s exploration activities can therefore be interrupted at any moment if the Corporation is incapable of obtaining the necessary funds in order to continue any additional activities that are necessary and that are not described in the exploration programs outlined in the Corporation’s geological reports for its properties described in ITEM III – Narrative description of the business.

8.7 Dependence on Management

The Corporation is dependent on certain members of management, particularly its President and its Vice-president. The loss of their services could adversely affect the Corporation. Investors must rely on the Corporation’s directors and those who are unwilling to do so should refrain from investing in the Corporation.

Management of the Corporation rests with a few key employees, the loss of any of whom could have a detrimental effect on the Corporation’s operations.

8.8 Conflicts of Interest

Certain directors and officers of the Corporation also serve as directors and officers of other companies involved in natural resource exploration and development; consequently, there is a possibility that such directors and officers will be in a position of conflict of interest. Any decision made by such directors and officers involving the Corporation will be made in accordance with their duties and obligations to deal fairly and in good faith with the Corporation and such other companies. In addition, such directors and officers will declare, and refrain from voting on, any matter in which such directors and officers may have a material conflict of interest.

8.9 Commercialization

The commercialization of minerals depends on a number of factors that are independent from the Corporation’s desire to proceed with said commercialization. These factors include market fluctuations and governmental regulations concerning prices, taxes, fees, authorized production, imports and exports. The exact effect of these factors cannot be accurately evaluated.

8.10 Uninsured Hazards

The Corporation could be held responsible for certain risks including environmental pollution, cave-ins or other hazards against which a corporation such as Majescor cannot ensure or against which it may elect not to ensure, taking into consideration the importance of the premiums or other reasons. The payment of amounts relating to liability of the aforementioned hazards could cause the loss of the Corporation’s assets.

8.11 Land Claims

At the present time, none of the properties in which the Corporation has an interest or an option to acquire an interest is the subject of an aboriginal land claim. However, no assurance can be provided that such will not be the case in the future.

ITEM IX – DIRECTORS AND OFFICERS

The following table lists the Corporation’s Directors and Officers as the date hereof.

Name and residence	Principal occupation	Director or Officer since
André Gaumond Lac Beauport (Quebec)	President and CEO of the Company	June 1996
Paul Archer St-Augustin-de-Desmaures (Quebec)	Vice-President, Exploration and Acquisitions, for the Company	June 1996
André Lemire (1) (2) Montreal (Quebec)	President of LemVest Capital Inc.	June 1996
Claude St-Jacques (1) (2) Sillery (Québec)	Chairman of the Board of Directors of Société d’exploration minière Vior inc. and President of Gestion St-Pierre inc., a private company providing management services	June 1996
Edmond Legault (1) (2) St-Sauveur (Québec)	Mining Consultant	November 2004
Gaétan Mercier Beauport (Québec)	CFO of the Company	June 1996

(1) Member of the Audit Committee
(2) Member of the Remuneration Committee

9.1 Biographical Notes

André Gaumond is President and Chief Executive Officer and Director of the Corporation since June 1, 1996. He was President and Director of the Old Virginia from 1992 and of Diabior from 1993. A graduate in Geological Engineering, he received a degree from Laval University and a M.Sc. in Economic Geology from the École Polytechnique in Montréal. From 1981 to 1987, he worked as a consultant for various mining companies after which, from 1987 to 1989, he was a mining analyst for various brokerage firms, and in particular Pemberton Securities Inc., Saumier Morrison & Associés Ltée, and Midland Walwyn Capital Inc. In 1989, he joined Groupe Corpomin Inc. as a technical and financial advisor. In January 1993, he became a Director of Vior. Mr. Gaumond was President of the Association des prospecteurs du Québec for the year ended September 30, 1996.

Paul Archer is Vice-President, Exploration and Acquisitions and Director of the Corporation since June 1, 1996. Mr. Archer is a geological engineer with a master degree in Earth Sciences and has 25 years experience in the mining industry and more specifically in Archean gold and base metal exploration. He has brought his experience to various mining companies such as Shell Minerals, Noranda, Northgate Explorations, Westminer Canada, and more recently to SOQUEM, where he was General Manager for northern Québec between February 1993 and March 1996. He was President of the Association des prospecteurs du Québec from September 1996 to September 1998.

André Lemire is Director of the Corporation since June 1, 1996. He was Director of the Old Virginia from 1993 and of Diabior from 1989. Mr. Lemire has a degree in Economics from the University of Ottawa. From 1972 to 1990, he held various executive positions with the brokerage firm of Lévesque Beaubien Geoffrion Inc., notably Executive Vice-President and member of the Board of Directors. From February 1990 to January 1995, he was President and Director of Operations for Marleau, Lemire Securities Inc. In January 1995, he became Co-Chairman of the board of Marleau, Lemire Securities Inc. and President of Marleau Lemire Inc. Mr. Lemire was also the Governor of the Montréal Stock Exchange for the period of 1994 to 1996. He is currently President of LemVest Capital Inc.

Claude St-Jacques is Director of the Corporation since June 3, 1996. He was Director of the Old Virginia from 1986 and of Diabior from 1989. He graduated from Laval University in 1982 and has been involved in the mining industry ever since. Mr. St-Jacques was General Manager of the Association des Prospecteurs du Québec from 1982 to 1984. He is Chairman of the Board of Société d’exploration minière Vior inc., a company traded on the TSX Venture.

Edmond Legault is a mining consultant. Form 1966 to 1974, Mr. Legault worked as Mine Superintendent at St. Lawrence Colombium in Oka. From 1974 to 1978, he was sales manager, Eastern Canada for U&N Equipment of Toronto. From 1978 to 1982, he joined the Québec Metal Mining Association as Director of Technical Services. From 1982 to 1986, he acted as Mine Manager at the Selbaie Mine. From 1987 to 1992, he was appointed as Vice-President, Operations of Procoloro Resources Inc., a junior mining company, while acting as President of two-subsidiaries of Procoloro Resources Inc., namely: Procoloro Colombia Inc. in Colombia and Lamid Inc. in Panama. Since 1999, Mr. Legault has been semi-retired and works as a mining consultant. Mr. Legault also sat on the board of some junior mining companies. Known for his commitment to mine safety, he received several awards for his achievements. He also served the technology by participating in the development of new equipment with specific use in the mining fields.

Gaétan Mercier has been Chief Financial Officer and Secretary since December 2000. He was the Controller of the Company from June 1996 to November 2000. He was also Controller of Old Virginia and Diabior Exploration from 1989 until the amalgamation of these two companies to form the Company in 1996. He is currently Treasurer of Vior S.E.M. and Controller and Secretary of Exploration Azimut Inc. (“Azimut”). From 1983 to 1989, Mr. Mercier was Chief Accountant for Maranda Labrecque Ltée. He holds a Bachelor of Administration from Laval University in Québec City.

9.2 Voting Shares held by Directors and Officers

As of May 6, 2005, the Directors and Officers of the Company collectively hold, directly or indirectly, or exercise control over 962,863 common shares of the Company, representing 2.16% of the Company’s shares issued and outstanding.

ITEM X – PROMOTERS

Mr. André Gaumond is considered to be the promoter of Corporation due to his involvement in the Corporation and his management role. Mr. Gaumond holds or exercises control over 698,032 common shares of the Company (approximately 1.56% of the Company’s shares issued and outstanding). The information regarding the compensation received by Mr. Gaumond for the nine-month period ended February 28, 2005 can be found in the Company’s Information Circular which was sent to shareholders in connection with the annual shareholders meeting of the Company to be held on June 21, 2005. A copy of the Information Circular can be found at www.sedar.com.

ITEM XI – AUDIT COMMITTEE INFORMATION

11.1 The Audit Committee Charter

A copy of the Audit Committee Charter is attached to this Annual Information Form as Schedule A.

11.2 Composition of the Audit Committee

The members of the Audit Committee are Claude St-Jacques, André Lemire and Edmond Legault. The members of the Audit Committee are financially literate and independent.

11.3 Relevant Education Experience

Mr. André Lemire, president of the Audit Committee, got his degree in Economics from the Ottawa University. Mr. Lemire was also the Governor of the Montréal Stock Exchange for the period of 1994 to 1996.

Mr. Claude St-Jacques obtained his degree in Business Management and Public Relations from the Laval University in Québec City. He has no other relevant education but his several years of experience (from 1984 to 2004) as President of Vior S.E.M., a mining exploration company, and his sitting on boards of different companies give him relevant experience to be a member of the Audit Committee.

Mr. Edmond Legault, completed courses in Business Management. He does not have any other relevant education but his numerous years of experience at the upper management level with major mining companies are assets to this committee.

11.4 External Auditor Service Fees

The following table sets forth the fees paid to PricewaterhouseCoopers, chartered accountants, the Company’s external auditors for services rendered for the fiscal years 2005 and 2004.

Services	2005	2004
Audit fees	$ 30,600	$ 27,750
Audit-related fees	-	-
Tax fees	$ 2,750	$ 9,400
All other fees	$ 1,558	$ 13,068
TOTAL	$ 34,908	$ 50,218

ITEM XII – LITIGATION

The corporation is not involved in any litigation related to any of its assets or property.

ITEM XIII – INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

The information concerning the Interest of Management and Others in Material Transactions can be found in the Company’s Information Circular which was sent to shareholders in connection with the annual shareholders meeting of the Company to be held on June 21, 2005. A copy of the Information Circular can be found at www.sedar.com.

ITEM XIV – REGISTRAR AND TRANSFER AGENT

The Corporation has retained the services of CIBC Mellon Trust Company as its registrar and transfer agent for common shares. This company maintains, on a year-round basis, the shareholder register at its offices located at the following address:

CIBC Mellon Trust Company
2001 University Street, Suite 1600
Montreal, Quebec
H3A 2A6

Tel.: (514) 285-3600
Fax: (514) 285-3640

ITEM XV – MATERIAL CONTRACTS

Over the fiscal year ended on February 28, 2005, the Corporation entered into the following material contracts, which were exceptional to its normal activities:

Shareholders Right Plan, available on SEDAR (www.sedar.com).

ITEM XVI – ADDITIONAL INFORMATION

In connection with the filing of this Annual Information Form (“AIF”) dated May 27, 2005, and upon request to the Secretary of the Corporation, the Corporation hereby undertakes to provide to any person or company:

(a) When the securities of the Corporation are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed with respect to a distribution of its securities,

i) One (1) copy of the Corporation’s AIF, together with one (1) copy of any document, or the pertinent pages of any document, incorporated by reference in the AIF;

ii) One (1) copy of the comparative financial statements of the Corporation for its most recently completed financial year, the audited report on these financial statements, and one (1) copy of the most recent interim financial statements of the Corporation that have been filed, if any, for any period after the end of its most recently completed financial year;

iii) One (1) copy of the Corporation’s Information Circular in respect of its most recent annual meeting of shareholders that involve the election of its Directors or one (1) copy of any annual filing prepared instead of said Information Circular;

iv) One copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii); or

v) at any other time, one copy of any other documents referred to in (a)(i), (ii) and (iii) above, provided the Corporation may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Corporation.

(b) Other information, including Directors and Officers’ remuneration and indebtedness, principal holders of the Corporation’s securities, options to purchase securities and the interest of insiders in material transactions, where applicable, is set forth in the Corporation’s Information Circular dated May 10, 2005 for the Annual General Meeting of Shareholders held on June 21, 2005 and which involves the election of its Directors (the “Circular”). Additional financial information can be found in the Corporation’s comparative financial statements for its most recently completed financial year presented in the Corporation’s Annual Report for the year ended February 28, 2005. The Circular and the Annual Report are available to the public as provided for by Section 87 of the Securities Act (Quebec). Documents relating to the Corporation and its activities may also be found on the SEDAR web site at www.sedar.com.

SCHEDULE A

VIRGINIA GOLD MINES

AUDIT COMMITTEE CHARTER

1. GOALS AND GENERAL OBJECTIVES

The Audit Committee assists the Board in meeting its managerial responsibilities. Its principal role is to review the Company’s audited annual financial statements and recommend their approval to the Board of Directors. In exercising its functions, the Committee maintains good relations with the Board of Directors and management, as well as with the internal and external auditors.

2. POWERS

The Board authorizes the Audit Committee, within the scope of its responsibilities, to do the following:

i) Ask for information when needed of:

- all employees (and all employees are directed to cooperate when the Committee makes a request);
- third parties.

ii) Obtain legal or other counsel from outside professionals;

iii) Invite, when deemed necessary, the directors of the Company to participate in meetings.

3. ORGANIZATION

Members

3.1 The Audit Committee is comprised of three (3) members, all of whom do not hold any direct management position within the Company;

3.2 The majority of members must be independent of management;

3.3 All members must be financially literate. Furthermore, at least one member of the Audit Committee must have accounting or related experience in a financial domain such as having held a position in finance or financial management or having been the head of an organization or having had an upper management position that included responsibility for financial matters.

3.4 The mandate of the members is for one year, automatically renewable, unless otherwise instructed or upon resignation.

3.5 Quorum for all meetings will be two members;

3.6 The secretary of the Audit Committee will be the Company secretary or any other person nominated by the Committee.

Attendance in meetings

3.7 If deemed necessary, the audit committee may invite other people (such as the Chief Executive Officer, the Treasurer and the head of the internal audit committee) to participate in the meetings.

3.8 The internal and external auditors are invited, when appropriate, to present their reports before the Audit Committee;

3.9 The Committee will meet at least two times per year either telephonically or by other means, once to approve the audit plan and the fees proposed by the auditor, and again to approve the annual financial statements. Special meetings may be held when needed either telephonically or by other means. The internal and external auditors may convene the members if deemed necessary either telephonically or by other means.

3.10 Brief minutes of each meeting must be recorded.

4. ROLES AND RESPONSIBILITIES

The Audit Committee, with the support of Virginia’s management:

4.1 supervises the process of dissemination of the financial information of the Company;

4.2 reports periodically to the Board of Directors the results of examination of the business and makes recommendations;

4.3 establishes methods to ensure the independence of the external auditor, namely :

i) reviews management’s recommendations with regards to the naming of the external auditors;

ii) ensures that the external auditor operates independently from the Board and the Audit Committee;
iii) examines and approves the conditions of the mission of the external auditor, the justification of the anticipated fees for the audit as well as fees as yet unpaid;

iv) when a change of auditors is foreseen, examine all questions related to this change, notably those relative to information that must contain a notice of change of auditor required by General Instruction C-31 and the steps that must be followed to permit an orderly transition;

v) whether or not a change in auditors is foreseen, examine systematically the events to declare conforming to General Instruction C-31 (disagreements, questions out of order and consultations).

4.4 The Audit Committee, with the support of Virginia’s management, establishes the means of the audit and the disclosure of the financial information, in particular:

i) The instigation of an internal control system, surveillance of the system’s application and the verification of the accuracy of the financial information to be divulged;

ii) examines the mandate of the auditor and ensures that no restrictions or limits are unduly imposed;

iii) reviews the audit with the external auditor and management;

iv) examines, along with management and the external auditor, proposed changes relative to general accounting principles, examine the impact of risks and uncertainties as well as management’s estimates and important decisions that could have a significant effect on the financial information;

v) questions management and the external auditor on important issues pertaining to financial information that has been discussed during the course of the last fiscal period, and suggests solutions;

vi) questions the external auditor about the integrity of the numbers and not only of their conformity to accounting standards;

vii) studies the problems encountered by the external auditor during the audit, in particular those arising because of restrictions imposed by management or on significant accounting questions where there is disagreement with management;

viii) reviews the annual financial statements and the external auditor’s report and obtains explanations from management on all significant differences compared to other periods;

ix) examines the post-audit letter or the letter of recommendations from the external auditor as well as management’s response and the actions taken in reaction to the recommendations;

x) reviews the quarterly financial statements before their publication;

xi) examines all the financial documents, in particular the prospectus, the annual reports and the annual notice before their publication;

xii) examines the external auditor’s evaluation of internal controls as well as the response of management;
xiii) reviews the treasurer’s reports, management’s response and the actions taken in reaction to the recommendations;

xiv) reviews the nomination of the person in management responsible for financial matters and that of all other persons with similar functions who participate in the process of the disclosure of financial information.

5. RELATIONSHIP BETWEEN THE AUDIT COMMITTEE AND THE EXTERNAL AUDITOR

5.1 The Audit Committee has the general responsibility of selecting the external auditor and recommending such to the Board of Directors. The nomination will be put forward for approval to the shareholders at the annual meeting.

5.2 The Audit Committee must ensure the independence of the external auditor and communicate its conclusions to the Board of Directors. It could recommend, if required, the dismissal of the external auditor.

5.3 The external auditor is accountable to the Board of Directors and the Audit Committee.

5.4 The Audit Committee must examine yearly and discuss the external auditor’s report, detailing all elements that could have an effect upon its independence, and including all services performed and fees submitted by the external auditors.

6. SERVICES INCOMPATIBLE WITH THE INDEPENDANCE OF THE EXTERNAL AUDITOR

6.1 So that some services provided by the auditor are not incompatible with their independence or the appearance of such independence, the Company is not allowed to engage the services of the auditor in the following capacities:

i) estimation services, where the estimate is tied to questions that are pertinent to the financial statements that is the subject of audit or examination, and includes a higher degree of subjectivity;

ii) some financial activities of the company that could lead to unacceptable actions followed by risk associated with the representation or internal checking.